

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 8, 2009

via U.S. mail and facsimile

Mark L. Weinstein, President
Bio-Imaging Technologies, Inc.
826 Newtown-Yardley Road
Newtown, PA

RE: Bio-Imaging Technologies, Inc.
Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended March 31, 2009
File No.: 1-11182

Dear Mr. Weinstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, Amendment 1 for the Period ended December 31, 2008 and Filed April 30, 2009

Long-Term Incentive Equity awards, page 13

1. We note that you report annual short-term cash incentives as bonuses rather than non-equity incentive plan compensation. Please explain the basis for your approach, or tell us that, in future filings, you will report such incentives as non-equity incentive plan compensation.

Exhibits

2. In your next periodic report, please re-file Exhibit 10.6, including all exhibits. In your response to this comment letter, please undertake to re-file that exhibit in its entirety, as requested.

Form 10-Q for quarter ended March 31, 2009

3. Bio-Imaging appears to no longer qualify as a smaller reporting company given the $85.3 million public float as of June 30, 2008. In future periodic reports, please provide the appropriate disclosure and check the appropriate box on the facing page.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 if you have questions regarding the comments and related matters.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Mark L. Weinstein, President
    Via facsimile to (267) 757-1379